UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Argo 2023 Annual Financial Report dated 25 April 2024

Press Release

25 April 2024

Argo Blockchain plc

("Argo" or "the Company")

2023 Full Year Results

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to announce its audited results for the year ended 31 December 2023.

Highlights

●
Total number of Bitcoin mined during 2023 was 1,760, or 4.8 Bitcoin per day.
●
Revenues of $50.6 million, a decrease of 14% from 2022, driven primarily by a significant increase in the global hashrate and associated network difficulty level.
●
Increased hashrate by approximately 0.3 EH/s with the deployment of ePIC BlockMiners at the Company’s Quebec facilities.
●
Reduced non-mining operating costs by 58% in 2023 compared to the prior year.
●
Generated $7.2 million of power credits through economic curtailment at Helios.
●
Mining margin of 43%, down from 54% in 2022. Similar to revenue, this decrease was largely attributable to the increase in network difficulty.
●
Adjusted EBITDA of $8.3 million, compared to negative Adjusted EBITDA of $(46.7) million in 2022.
●
Net loss of $35.0 million, compared to a net loss of $229.0 million in 2022.
●
Reduced interest expense by 49%, driven by a strong focus on debt reduction.
●
Reduced debt owed to Galaxy Digital from $35.0 million at 31 December 2022 to $23.5 million at 31 December 2023; total debt outstanding at the end of 2023 was $66.2 million.
●
As at 31 December 2023, the Company had $7.4 million of cash; it also held 9 Bitcoin on its balance sheet and other digital assets worth the equivalent of 18 Bitcoin.

Post-period highlights

●
In January 2024, the Company raised $9.9 million of gross proceeds through a share placing with institutional investors.
●
In March 2024, the Company sold its data center located in Mirabel, Quebec for total consideration of $6.1 million. Net proceeds from the sale were used to repay the Mirabel facility’s existing mortgage and to repay debt owed to Galaxy.

Q1 2024 Update (Preliminary and Unaudited)

●
Total number of Bitcoin mined during Q1 2024 was 319, or 3.5 Bitcoin per day.
●
Generated revenues of approximately $17 million.
●
Average direct cost per Bitcoin mined was approximately $31,000.
●
As at 31 March 2024, the Galaxy debt balance was $12.8 million (down from original balance of $35.0 million), and the total debt balance was $54.0 million.
●
As at 31 March 2024, the Company’s cash balance was $12.4 million.

Commenting on the results, Thomas Chippas, Argo Blockchain CEO, said, “Despite a turbulent market, we have worked hard to strengthen our balance sheet and reduce Argo’s debt burden. We have reduced the debt owed to Galaxy by $22 million, or 63%, and we have also improved our cash position over the last several quarters. Operationally, Argo’s hashrate increased by 0.3 EH/s during the year with the deployment of ePIC BlockMiners at our Quebec facilities, and we reduced our non-mining operating costs by 58%. We exited the Bitcoin halving with a stronger balance sheet and leaner operations, and we are optimistic about the ongoing growth and development of Argo with a clear objective of delivering shareholder value.”

*The tables below reconcile Bitcoin and Bitcoin Equivalent Mining Margin to gross margin, the most directly comparable IFRS measure, and Adjusted EBITDA to net income/(loss), the most directly comparable IFRS measure:

	Year ended	Year ended
	31 December	31 December
	2023	2022
	$’000	$’000

Gross profit/(loss)	3,839	(42,623)
Depreciation of mining equipment	18,656	20,469
Change in fair value of digital currencies	(738)	53,978
Other revenue	—	(119)
Mining profit	21,757	31,705
Bitcoin and Bitcoin Equivalent Mining Margin	43%	54%

The following table shows a reconciliation of Adjusted EBITDA to net income/(loss), the most directly comparable IFRS measure, for the years ended December 31, 2023 and December 31, 2022.

	Year ended	Year ended
	31 December	31 December
	2023	2022
	$’000	$’000

Net income/(loss)	(35,033)	(228,961)
Interest expense	11,556	22,661
Depreciation / amortisation	20,129	29,003
Income tax (credit) / expense	—	(11,731)
EBITDA	(3,348)	(189,028)
Impairment of assets	855	55,838
Impairment of intangible assets	1,082	5,155
Loss/(gain) on disposal of intangible fixed assets	(428)	—
Loss/(gain) on sale of subsidiary and investments	(36)	55,418
Loss on sale of fixed assets	—	23,228
Foreign exchange	(1,597)	(21,337)
Restructuring and transaction-related fees	4,969	11,862
Share based payment charge	3,892	6,096
Equity accounted loss from associate	716	6,027
Write off of investment	2,236	—
Adjusted EBITDA	8,341	(46,741)

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "remains confident", "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, including the risk that the Company may receive the benefits contemplated by its transactions with Galaxy, the Company may be unable to secure sufficient additional financing to meet its operating needs, and the Company may not generate sufficient working capital to fund its operations for the next twelve months as contemplated. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Annual Report on Form 20-F.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining operations in Quebec and Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

Chairman’s Statement

We began 2023 on the heels of a transformational and strategic pivot in our operations. In December 2022 we sold the Helios facility, which we designed, constructed, and energized over the course of 2021 and 2022. The transaction strengthened our balance sheet through $41 million of debt reduction and through a refinance of our remaining machine-backed loans with a new asset-backed loan from Galaxy Digital Holdings Ltd. (“Galaxy”).

Argo maintained ownership of its entire fleet of mining machines, including roughly 23,600 Bitmain S19J Pro machines that were operating at Helios prior to the sale. Those miners remained in situ and continued to operate pursuant to a hosting agreement with Galaxy. Currently, approximately 2.4 EH/s of total hashrate capacity is deployed at Helios, and the machines continue to perform very well in the custom-designed immersion-cooled facility.

The hosting agreement with Galaxy allows Argo to share in the proceeds from economic curtailment, which occurs when Helios monetizes its fixed-price PPA during periods of high power prices. During the year, Argo generated approximately $7.2 million in power credits, with $3.8 million generated in the month of August during a state-wide heat wave. Not only does the ability to curtail operations benefit Argo economically, but it greatly enhances the stability of the Texas grid.

Throughout the year, the Company focused on three key pillars: financial discipline, operational excellence, and strategic partnerships for growth.

Financial discipline

After the sale of the Helios facility, the Company was able to significantly reduce its operating expenses. During the first quarter alone, Argo reduced its non-mining operating expenses by 68% compared to the run rate in the second half of 2022. The Company has been able to sustain these cost reductions, achieving a 58% reduction in non-mining operating expenses for the full year 2023 compared to the prior year.

The Company has also made progress in strengthening its balance sheet by reducing debt. For the full year 2023, the company reduced its debt by $13 million to $66 million. Most of the debt reduction was focused on the asset-backed loans with Galaxy through monthly amortization, supplemented by additional prepayments throughout the year. The prepayments were funded with proceeds of non-core asset sales and a portion of the proceeds from an equity raise completed in July 2023.

In addition, subsequent to year end, the Company paid down an additional $12 million using a portion of proceeds raised through an equity raise in January 2024, the proceeds of the sale of non-core assets, including the Mirabel facility, and $3 million through monthly amortization payments. As of March 31, 2024, the debt balance owed to Galaxy was $13 million, and total debt was $54 million.

Operational excellence

After selling the Mirabel facility in March 2024, Argo continues to own and operate its data center in Baie Comeau, Quebec. The Baie Comeau site is over 40,000 square feet and has 15 MW of 99% renewable power capacity sourced from the nearby Baie Comeau hydroelectric dam.

During the third quarter of 2023, the Company deployed approximately 2,750 BlockMiner machines from ePIC Blockchain Technologies, representing approximately 300 PH/s, at its Quebec facilities. This deployment increased the Company’s total hashrate capacity by approximately 300 PH/s. As of 31 March 2024, taking into account the sale of certain prior generation machines that occurred in conjunction with the sale of the Mirabel facility, the Company’s total hashrate capacity is 2.7 EH/s.

Additionally, the Company has the ability to expand its capacity at Baie Comeau from 15 MW to 23 MW. The local municipality has approved the expansion, and the Company is in the evaluation phase of this project.

Growth and strategic partnerships

The Company continues to explore opportunities where mining can be paired with stranded or wasted energy. There is tremendous potential for energy generators to utilize mining as a balancing and optimization tool, particularly in the energy transition where limitations currently exist in the ability to store renewable energy. Argo is evaluating several projects with companies across the energy value chain.

Financial results

Revenue in 2023 was $50.6 million, compared to $58.6 million in 2022. Non-mining operating expenses were $18.8 million, a significant decrease from $34.1 million in 2022. Adjusted EBITDA was $8.3 million, compared to $(46.7) million in 2022. Loss attributable to shareholders totaled $35.0 million. In 2023, total capital expenditures were $5.2 million. Our cash balance at December 31, 2023 was $7.4 million.

Operating results

With the deployment of the BlockMiners at its Quebec facilities, the Group’s total hashrate capacity increased by 12% from 2.5 EH/s in June 2023 to 2.8 EH/s by September 2023. Argo’s mining margin averaged 44% for the full year 2023, which is lower than the 54% mining margin achieved in 2022. The decrease in mining margin from 2022 was driven primarily by the 71% increase in average network difficulty in 2023.

Bitcoin macro environment

While 2022 was a challenging year for Bitcoin with several macroeconomic headwinds, 2023 provided a bit of a reprieve for miners. After starting the year at $16,616, the Bitcoin price experienced a rapid increase in March 2023 amidst a period of distress in the regional banking sector, climbing 21% during the month. Additionally, the price saw a steady increase during the second half of the year as speculation intensified about the impending January 2024 deadline for the approval of Bitcoin Spot ETFs by the US Securities and Exchange Commission (post the period end, the ETFs were approved by the SEC on 10 January 2024). By the end of 2023, the price of Bitcoin had increased to $42,208, a 154% increase for the year.

Another tailwind for Bitcoin miners was the growth of transaction fees from the introduction of ordinals and inscriptions. Transaction fees on the Bitcoin network more than quadrupled in 2023 compared to the prior year. There was a large but temporary spike in transaction fees in May, along with longer periods of elevated fees in November and December from increased ordinal and inscription activity.

The increase in Bitcoin price, combined with growth in transaction fees, enabled hashprice to climb from $60 per petahash per day at the end of 2022 to $98 per petahash per day at the end of 2023, which is a 64% increase during the year. The growth in hashprice was not as dramatic as the increase in Bitcoin price or transaction fees because it takes into account the network difficulty, which increased by 104% during the year to account for significant growth in the global hashrate.

Commitment to sustainability

Since inception, Argo has always maintained a strong focus on environmental sustainability. This is why we located our mining operations in Quebec, where they are powered by hydroelectricity, and the Texas Panhandle, where more than 85% of the installed generation capacity comes from renewable sources.

To our knowledge, we are the first publicly traded cryptocurrency mining company to publish a report in accordance with the Task Force on Climate-related Financial Disclosures (“TCFD”) Recommendations and Recommended Disclosures (see page 32).

Leadership changes

On 30 January 2023, Chief Financial Officer and Executive Director Alex Appleton resigned from his positions at Argo to pursue other opportunities. After a formal recruitment process led by an executive search firm, the Board appointed Jim MacCallum as Chief Financial Officer effective 5 April 2023.

On 9 February 2023, Chief Executive Officer and Interim Chairman Peter Wall resigned from his positions at Argo to pursue other opportunities. Matthew Shaw became Chairman of the Board, and the Board appointed Chief Operating Officer Seif El-Bakly to serve as Interim CEO.

On 27 November 2023, after a formal recruitment process led by an executive search firm, the Board of Directors appointed Thomas Chippas as Chief Executive Officer and Executive Director. Seif El-Bakly returned to his role as Chief Operating Officer.

On 5 January 2024, Seif El-Bakly resigned from his position to pursue other opportunities.

Strategic focus in 2024

With the Bitcoin halving occurring in April 2024, the Company’s priorities in the first quarter of 2024 continued to involve a strong focus on financial discipline, operational excellence, and modest growth in operations. We believe that our efficient fleet, stable and competitive power prices, and strengthened balance sheet make us well-positioned for a post-halving environment.

On behalf of the Board, I would like to thank all of our shareholders and stakeholders. I am excited for Argo to continue in its mission of powering the world’s most innovative and sustainable blockchain infrastructure.

Matthew Shaw

Chairman of the Board

Independent Auditor’s Report

We have audited the financial statements of Argo Blockchain plc (the ‘parent company’) and its subsidiaries (the “group”) for the year ended 31 December 2023 which comprise the Group Statement of Comprehensive Income, the Group and Parent Company Statements of Financial Position, the Group and Parent Company Statements of Changes in Equity, the Group and Parent Company Statements of Cash Flows and notes to the financial statements, including significant accounting policies. The financial reporting framework that has been applied in their preparation is applicable law and UK-adopted international accounting standards and as regards the parent company financial statements, as applied in accordance with the provisions of the Companies Act 2006.

In our opinion:

●
the financial statements give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 December 2023 and of the group’s loss for the year then ended;

●
the group financial statements have been properly prepared in accordance with UK-adopted international accounting standards;

●
the parent company financial statements have been properly prepared in accordance with UK-adopted international accounting standards and as applied in accordance with the provisions of the Companies Act 2006; and

●
the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

I.
DIRECTORS’ RESPONSIBILITIES STATEMENT

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the Group and parent company financial statements in accordance with UK-adopted international accounting standards. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Company and of the profit and loss of the Group and Company for that period.

In preparing these financial statements, the directors are required to:

●
Select suitable accounting policies and then apply them consistently;

●
Make judgements and accounting estimates that are reasonable and prudent;

●
State whether applicable UK-adopted international accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

●
Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group’s and Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and Company and enable them to ensure that the financial statements and the Directors’ Remuneration Report comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are also responsible for ensuring that the Annual Report and financial statements taken as a whole, is fair, balanced and understandable and provides the information necessary for the shareholders to assess the Group’s and Company’s position and performance, business model and strategy.

Website publication

The directors are responsible for ensuring the Annual Report and the financial statements are made available on a website. Financial statements are published on the Company’s website in accordance with legislation in the United Kingdom governing the preparation and dissemination of financial statements, which may vary from legislation in other jurisdictions. The maintenance and integrity of the Group and Company’s website is the responsibility of the directors. The directors’ responsibility also extends to the on-going integrity of the financial statements contained therein.

Directors’ responsibilities pursuant to DTR4 (Disclosure and Transparency Rules)

The directors confirm to the best of their knowledge:

●
The Group and Company financial statements have been prepared in accordance with UK-adopted international financial reporting standards and give a true and fair view of the assets, liabilities, financial position and profit or and give a true and fair view of the assets, liabilities, financial position and profit and loss of the Group and Company; and

●
The Annual Report includes a fair review of the development and performance of the business and financial position of the Group and Company together with a description of the principal risks and uncertainties that it faces.

II.
GROUP STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 2023	Year ended December 2022 (Restated, Note 2)
Continuing operations	Note	$’000	$’000

Revenues	7	50,558	58,583

Power and hosting costs		(35,964)	(26,759)
Power Credits	7	7,163	-
Crypto asset fair value movement	17, 20	738	(53,978)
Depreciation – mining hardware	18	(18,656)	(20,469)
Gross profit (loss)		3,839	(42,623)
Operating expenses	8	(19,345)	(34,057)
Gain on hedging		-	2,097
Share based payment charge	21	(3,892)	(6,096)
Operating loss		(19,398)	(80,679)
Gain on sale of investments		36	-
Loss on sale of subsidiary	14	-	(55,418)
Write off of investment	16	(2,236)	-
Loss on disposal of fixed assets		-	(23,228)
Investment fair value movement	15	-	(406)
Finance costs	8	(11,556)	(22,661)
Other income		346	3,726
Impairment of tangible fixed assets	18	(855)	(55,838)
Gan on disposal of intangible assets	17	428	-
Impairment of intangible assets	17	(1,082)	(5,155)
Equity accounted loss from associate	16	(716)	(6,027)
Revaluation of contingent consideration		-	4,994
Loss before taxation		(35,033)	(240,692)
Tax Credit	13	-	11,731
Loss after taxation		(35,033)	(228,961)
Other comprehensive income
Currency translation reserve		(779)	(20,639)
Equity accounted OCI from associate	16	-	(8,744)
Fair value reserve		-	(551)
Total other comprehensive loss		(779)	(29,934)

Total comprehensive loss attributable to the equity holders of the Company		(35,812)	(258,895)
Loss per share attributable to equity owners (cents)
Basic and diluted loss per share	12	(0.07)	(0.48)

III.
GROUP STATEMENT OF FINANCIAL POSITION

		As at 31 December 2023	As at 31 December 2022 (Restated, Note 2)	As at 1 January 2022
	Note	$’000	$’000	$’000
ASSETS
Non-current assets
Investments at fair value through profit or loss	15	400	414	543
Investments accounted for using the equity method	16	-	2,863	18,642
Intangible fixed assets	17	888	2,103	7,560
Property, plant and equipment	18	59,728	76,991	150,571
Right of use assets	18	-	525	472
Total non-current assets		61,016	82,896	177,788
Current assets
Trade and other receivables	19	2,480	823	10,072
Prepaids	19	1,355	5,979	75,409
Digital assets	20	385	443	108,956
Cash and cash equivalents	26	7,443	20,092	15,923
		11,663	27,337	210,360
Assets held for sale	14	3,261	-	-
Total current assets		14,924	27,337	210,360

Total assets		75,940	110,233	388,148
EQUITY AND LIABILITIES
Equity
Share Capital	22	712	634	622
Share Premium	22	209,779	202,103	196,911
Share based payment reserve	23	12,166	8,528	2,531
Currency translation reserve	23	(30,129)	(29,350)	(8,711)
Fair value reserve		-	-	551
Other comprehensive income of equity accounted associates		-	-	8,744
Accumulated income (deficit)	23	(192,370)	(157,337)	71,624
Total equity		158	24,578	272,272
Current liabilities
Trade and other payables	24	11,175	9,780	20,566
Corporation Tax		-	-	10,360
Deferred Tax	13	-	-	386
Contingent consideration		-	-	10,889
Loan and Borrowings	25	14,320	11,605	31,558
Lease liability	25	-	5	10
		25,495	21,390	73,769
Liabilities held for sale	14	2,090	-	-
Total current liabilities		27,585	21,390	73,769

Non-current liabilities
Deferred tax	13	-	-	730
Issued debt - bond	4	38,170	37,809	36,303
Loans	25	10,027	25,916	4,575
Lease liability	25	-	540	499
Total liabilities		75,782	85,655	115,876

Total equity and liabilities		75,940	110,233	388,148

The Group financial statements were approved by the Board of Directors on 24 April 2024 and authorised for issue and they are signed on its behalf by:

Thomas Chippas
Chief Executive Officer

The accounting policies and notes on pages 58 to 85 form part of the financial statements. Registered number: 11097258

IV.
GROUP STATEMENT OF CHANGES IN EQUITY

	Share Capital	Share Premium	Currency translation reserve	Share based payment reserve	Accumulated surplus/ (deficit)	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2023	634	202,103	(29,350)	8,528	(157,337)	24,578
Total comprehensive loss for the period:
Loss for the period	-	-	-	-	(35,033)	(35,033)
Other comprehensive loss	-	-	(779)	-	-	(779)
Total comprehensive loss for the period	-	-	(779)	-	(35,033)	(35,812)
Transactions with equity owners:
Share capital issued	78	7,676	-	-	-	7,754
Share based payment charge	-	-	-	3,892	-	3,892
Share RSUs vested	-	-	-	(254)	-	(254)
Total transactions with equity owners	78	7,676	-	3,638	-	11,392

Balance at 31 December 2023	712	209,779	(30,129)	12,166	(192,370)	158

	Share Capital	Share Premium	Currency t ranslation reserve	Share based payment reserve	Fair Revaluation Reserve	Other comprehensive income of associates	Accumulated surplus/ (deficit)	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2022	622	196,911	(8,711)	2,531	551	8,744	71,624	272,272
Total comprehensive loss for the period:
Loss for the period	-	-	-	-		-	(228,961)	(228,961)
Other comprehensive loss	-	-	(20,639)	-	(551)	(8,744)	-	(29,934)
Total comprehensive loss for the period	-	-	(20,639)	-	(551)	(8,744)	(228,961)	(258,895)
Transactions with equity owners:
Share capital issued	12	5,192	-	-	-	-	-	5,204
Share based payment charge	-	-	-	6,096	-	-	-	6,096
Share options/warrants exercised	-	-	-	(99)	-	-	-	(99)
Total transactions with equity owners	12	5,192	-	5,997	-	-	-	11,201

Balance at 31 December 2022	634	202,103	(29,350)	8,528	-	-	(157,337)	24,578

V.
GROUP STATEMENT OF CASHFLOWS

Note		Year ended December 2023	Year ended December 2022 (Restated, Note 2)
		$’000	$’000
Cash flows from operating activities
Loss before tax		(35,033)	(240,692)
Adjustments for:
Depreciation and amortisation	17, 18	20,129	29,003
Foreign exchange movements		(1,597)	(21,337)
Loss on disposal of tangible assets		-	23,228
Finance cost	8	11,556	22,662
Loss on sale of subsidiary and investment		-	55,418
Fair value change in digital assets through profit or loss	20	(738)	55,555
Revenue from digital assets	20	(50,558)	(60,172)
Impairment of intangible digital assets	17	654	5,548
Impairment of property, plant and equipment	18	855	55,838
Investment fair value movement	16	-	406
Write off of investment	16	2,236	-
Share of loss from associate		716	6,027
Gain on sale of investment		(36)	-
Revaluation of contingent consideration		-	(4,994)
Hedging gain		-	(2,097)
Proceeds from sale of digital assets	20	51,866	114,646
Share based payment expense	10	3,892	6,096
Working capital changes:
(Increase)/decrease in trade and other receivables	19	(1,152)	(26,150)
Increase/(decrease) in trade and other payables	24	1,041	(5,576)
Net cash generated from operating activities		3,831	13,409
Investing activities
Cash transferred on disposal of subsidiary		-	(1,678)
Proceeds from sale of investment	15	50	-
Purchase of tangible fixed assets	18	(1,112)	(108,047)
Proceeds from disposal of tangible fixed assets		-	12,404
Net cash used in investing activities		(1,062)	(97,321)
Financing activities
Increase in loans	25	1,429	96,995
Lease payments	26		(93)
Loan repayments	25	(14,064)	-
Interest paid		(10,661)	(22,661)
Proceeds from issue of loan in conjunction with the disposal of subsidiary		-	9,936
Proceeds from shares issued – net of issue costs	23	7,518	-
Net cash (used in) generated from financing activities		(15,778)	84,177

Net (decrease) increase in cash and cash equivalents	(13,009)	265
Effect of foreign exchange on cash and cash equivalents	360	3,904
Cash and cash equivalents at beginning of period	20,092	15,923
Cash and cash equivalents at end of period	7,443	20,092

Material non-cash movements:

●
The Group sold its Helios facility in December 2022, in exchange for paying down existing debt and obtaining new debt. See Note 19 for additional details.

●
In March 2022, the Group entered into an agreement to exchange mining machines and terminate a hosting agreement. See Note 19 for additional details.

●
During the period, the Group utilised “Prepayments for mining machines” amounting to $4,118,000, included within receivables, in order to acquire mining machines within property plant and equipment additions.

Group - net debt reconciliation	Year ended 31 December 2023		Year ended 31 December 2022
		$’000	$’000
Current loans and borrowings	26	(14,320)	(11,605)
Non-current issued debt – bonds	26	(38,170)	(37,809)
Non-current loans and borrowings	26	(10,027)	(25,916)
Lease liability		-	(545)
Cash and cash equivalents		7,443	20,092
Total net debt		(55,074)	(55,783)

NOTES TO THE FINANCIAL STATEMENTS

1.
COMPANY INFORMATION

Argo Blockchain PLC (“the company”) is a public company, limited by shares, and incorporated in England and Wales. The registered office is Eastcastle House, 27-28 Eastcastle Street, London, W1W 8DH. The company was incorporated on 5 December 2017 as GoSun Blockchain Limited and changed its name to Argo Blockchain Limited on 21 December 2017. Also on 21 December 2017, the company re-registered as a public company, Argo Blockchain plc. Argo Blockchain plc acquired a 100% subsidiary, Argo Innovation Labs Inc. (together “the Group”), incorporated in Canada, on 12 January 2018.

On 4 March 2022 the Group acquired 100% of the share capital of DPN LLC and was merged into new US entity Argo Innovation Facilities (US) Inc (also 100% owned by Argo Blockchain plc).

On 11 May 2022 the Group acquired 100% of the share capital of 9377-2556 Quebec Inc and 9366-5230 Quebec Inc. These are held by Argo Innovation Labs Inc. (Canada).

On 22 November 2022, the Group formed Argo Operating US LLC and Argo Holdings US Inc.

On 21 December 2022, Argo Innovation Facilities (US) Inc became Galaxy Power LLC. On 28 December 2022, the Group sold Galaxy Power LLC.

The principal activity of the group is that of Bitcoin mining.

The common shares of the Group are listed under the trading symbol ARB on the London Stock Exchange. The American Depositary Receipt of the Group are listed under the trading symbol ARBK on Nasdaq. The Group bond is listed on the Nasdaq Global Select Market under the trading symbol ARBKL.

The financial statements cover the year ended 31 December 2023.

2.
BASIS OF PREPARATION

The financial statements have been prepared in accordance with UK-adopted international accounting standards and with the requirements of the Companies Act 2006. The financial statements have been prepared under the historical cost convention, except for the measurement to fair value certain financial and digital assets and financial instruments as described in the accounting policies below.

During 2023, the Group changed its reporting currency to US dollars as further described in Note 3. Monetary amounts in these financial statements are rounded to the nearest thousand US dollars. Argo Blockchain PLC’s functional currency is GBP. Argo Innovations Labs Inc., 9377-2556 Quebec Inc, and 9366-5230 Quebec Inc.’s functional currency is Canadian Dollars; Argo Operating US LLC and Argo Holdings US Inc.’s functional currency is United States Dollars; all entries from these entities are presented in the Group’s presentational currency of US dollars. This change in accounting policy, added retrospectively requires a third balance sheet as at the beginning of the preceding comparative period to be reported. Where the subsidiary's functional currency is different from the parent, the assets and liabilities presented are translated at the closing rate as at the Statement of Financial Position date. Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

Critical accounting judgements and key sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are disclosed in Note 6.

Prior year restatement

The 2022 income tax accounting was completed based on preliminary information at the time of the financial statement completion. When updating the income taxes for 2023 it was determined that the 2022 estimates were inaccurate and have been restated.

The impact on the 2022 financial statements are as follows:

Income tax recovery increased by $11,285,000 from $446,000 to $11,731,000.

Cumulative translation adjustment increased by $455,000 from $20,184,000 to $20,639,000
Net loss decreased by $11,285,000 from a loss of $240,246,000 to a loss of $228,961,000.
Deferred tax liability decreased by $10,589,000 from $10,589,000 to $nil.

Statement of Cashflows reclassification

Proceeds from the sale of digital assets were reclassified from investing cashflows to operating cashflows in the 2022 Statements of Cashflows, amongst other presentational changes in 2022 in order to ensure comparability with the presentation and classification in the current year.

3.
ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are below.

Change in Presentation Currency

The Group changed its presentational currency to US Dollars during 2023 due to the fact its revenues, direct costs, capital expenditures and debt obligations are predominantly denominated in US Dollars. In order to satisfy the requirements of IAS 21 with respect to a change in the presentation currency, the financial information as previously reported in the Group’s Annual Reports have been restated from GBP into US Dollars using the procedures outlined below:

●
Assets and liabilities were translated to US Dollars at the closing rates of exchange at each respective balance sheet date

●
Share capital, share premium and other reserves were translated at the historic rates prevailing at the dates of transactions

●
Income and expenses were translated to US Dollars at an average rate at each of the respective reporting years

●
Differences resulting from the retranslation were taken to reserves

●
All exchange rates used were extracted from the Group’s underlying financial records

Going Concern

The preparation of consolidated ﬁnancial statements requires an assessment on the validity of the going concern assumption.

On 28 December 2022, the Group announced a series of transactions with Galaxy Digital Holdings, Ltd. (“Galaxy”) that improved the Group’s liquidity position and enabled the Group to continue its mining operations. As part of the transactions, Argo sold the Helios facility and real property in Dickens County, Texas to Galaxy for $65 million and refinanced existing asset-backed loans via a new $35 million, three-year asset-backed loan with Galaxy. The transactions reduced total indebtedness by $41 million and allowed Argo to simplify its operating structure. During 2023 and through March 31, 2024, the Group has repaid a significant portion of the Galaxy debt by making its scheduled amortization payments, sweeps on equity raises, and through the sale of non-core assets. In addition, an equity raise completed in January 2024 provided the Group with additional cash resources. This has strengthened the Group’s balance sheet and liquidity position. However, material uncertainties exist that may cast significant doubt regarding the Group’s ability to continue as a going concern and meet its liabilities as they come due. The significant uncertainties are:

1.
The Group’s debt service obligations as of reporting date are approximately $18 million (Galaxy principal and interest on Galaxy and the bonds) from 31 March 2024 to 30 June 2025.

2.
The Group’s exposure to Bitcoin prices, power prices, and hashprice, each of which have shown volatility over recent years and have a significant impact on the Group’s future profitability. The Group may have difficulty meeting its liabilities if there are significant declines to the hashprice assumption or significant increases to the power price, particularly where there is a combination of both factors. The recent April 2024 Bitcoin halving has created pressure on the hashprice. The Directors’ assessment of going concern includes forecasted scenarios drawn up to 30 June 2025 using the Group’s estimate of potential hashprices and power costs.

Offsetting these potential risks to the Group’s cash flow are the Group’s current cash balance, cash generated from operations and the Group’s ability to generate additional funds by issuing equity for cash proceeds.

Based on information from Management, as well as independent advisors, the Directors have considered the period to 30 June 2025, as a reasonable time period given the variable outlook of cryptocurrencies and the Bitcoin halving in April 2024. Based on the above considerations, the Board believes it is appropriate to adopt the going concern basis in the preparation of the Financial Statements. However, the Board notes that the significant debt service requirements and the volatile economic environment, indicate the existence of material uncertainties that may cast significant doubt regarding the applicability of the going concern assumption and the auditors have made reference to this in their audit report.

Revenue and Other Income Recognition

Mining Revenue

The provision of hash calculation services is an output of our ordinary activities from the Company’s mining equipment. The Company has entered into arrangements with a Mining pool and has undertaken the performance obligation of providing computing power used for hashing calculations to the Mining pool in exchange for noncash consideration in the form of cryptocurrency, which is variable consideration. Providing our computing power is at the Company’s discretion and our enforceable right to compensation begins when, and continues for as long as, services are provided. The cryptocurrency earnings are calculated based on a formula which, in turn, is based on the hashrate contributed by the Company's provided computing power used for hashing calculations allocated to the Mining pool, assessed over a 24-hour period, and distributed daily based on the Full Pay Per Share (“FPPS”) methodology. The Company assesses the estimated amount of the variable non-cash consideration to which it expects to be entitled for providing computational power used for hashing calculations at contract inception and subsequently measures if it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The uncertainties regarding the daily variable consideration to which the Company is entitled for providing its computational power used for hashing calculations are no longer constrained at 23:59:59 UTC regardless of the timing of the BTC received. The amount earned is calculated based on the Company's computing power used for hashing calculations provided to the Mining pool and the estimated (i) block subsidies and (ii) daily average transaction fees which the Mining Pool expects to earn, less (iii) a Mining pool discount.

1.
Block subsidies refers to the block reward that are expected to be generated on the BTC network as a whole. The fee earned by the Company is first calculated by dividing (a) the total amount of hashrate the Company provides to the Mining pool operator, by (b) the total BTC network’s implied hashrate (as determined by the BTC network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the BTC network as a whole.

2.
Transaction fees refer to the total fees paid by users of the network to execute transactions. The fee paid out by the Mining pool operator to the Company is further calculated by dividing (a) the total amount of transaction fees that are actually generated on the BTC network as a whole less the 3 largest and 3 smallest transactions per block, by (b) the total amount of block subsidies that are actually generated on the BTC network as a whole, multiplied by (c) the Company’s fee earned as calculated in (i) above. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

3.
Mining pool discount refers to the discount applied to the total FPPS payout otherwise attributed to computing power service providers for their sale of computing power used for hashing calculations as defined in the rate schedule of the agreement with the Mining pool operator.

The Company is entitled to the fee from the Mining Pool as calculated above regardless of the actual performance of the Mining Pool operator. Therefore, even if the Mining Pool does not successfully add any block to the blockchain in a given contract period, the fee remains payable by the Mining Pool to the Company. Accordingly, the Company is not sharing in the earnings of the Mining pool operator.

The Company’s agreements with the Mining pool operator provide the Mining pool operator and the Company with the enforceable right to terminate the contract at any time without substantively compensating the other party for the termination. Upon termination, the Mining pool operator is required to pay the Company the amount due related to previously satisfied performance obligations. As a result, the Company has determined that the duration of the contract is less than 24 hours and the contract is continuously renewed throughout the day. The Company has also determined that the Mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then-current market rates.

The cryptocurrency earned is received in full and can be paid in fractions of cryptocurrency. Revenues from providing cryptocurrency computational power used for hashing calculations are recognized upon delivery of the service over a 24-hour period, which generally coincides with the receipt of crypto assets in exchange for the provision of computational power used for hashing calculations and the contract inception date. The Company updates the estimated transaction price of the non-cash consideration received at its fair market value. Management estimates fair value daily based on the quantity of cryptocurrency received multiplied by the price quoted from Coingecko on the day it was received. Management considers the prices quoted on Coingecko to be a level 1 input under IFRS 13, Fair Value Measurement.

Power Credits - Power credits are credits we receive in Texas when we curtail our mining production and sell the power back to the grid. The hosting agreement with Galaxy allows Argo to share in the proceeds from these curtailments, which occurs when the Helios facility monetizes its fixed-price PPA during periods of high power prices. The Company records power credits in the period they are earned provided they are estimable and recoverable.

Management fees: In 2022, the Group recognised management fees on the services provided to third parties for management of mining machines on their behalf, ensuring the machines are optimised and mining as efficiently as possible. The performance obligation is identified as the services are performed, and thus revenue is recorded over time.

Other Income: The Group receives credits and or coupons for the purchase and use of "Application-Specific Integrated Circuits ("ASICs") on a periodic basis for Bitcoin Mining. These credits are provided to the Group after it purchases ASICs based on the variance between the price paid by the Group versus the reduction in ASIC prices. The credits are transferable. The Group elects to sell the credits at the market rate to willing buyers upon receipt of the credits. Other income is recognised at the date the sale is completed.

Derivative Contracts – Hedging: In 2022, the Group used derivatives contracts in connection with some of its lending activities and its treasury management. Derivative contracts are susceptible to additional risks that can result in a loss of all or part of the investment. The Group’s derivative activities and exposure to derivative contracts are subject to interest rate risk, credit risk, foreign exchange risk, and macroeconomic risks. In addition, Argo is also subject to additional counterparty risks due to the potential inability of its counterparties to meet the terms of their contracts. There were no hedging contracts in 2023.

Basis of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

The group consists of Argo Blockchain plc and its wholly owned subsidiaries Argo Innovation Labs Inc, Argo Operating US LLC and Argo Holdings US Inc., 9366-5230 and 9377-2556 and Argo Innovation Labs Ltd. Argo Innovation Labs Ltd has been dormant since incorporation.

In the parent company financial statements, investments in subsidiaries, joint ventures and associates are accounted for at cost less impairment.

The consolidated financial statements incorporate those of Argo Blockchain plc and all of its subsidiaries (i.e., entities that the group controls through its power to govern the financial and operating policies so as to obtain economic benefits). Subsidiaries acquired during the year are consolidated using the purchase method. Their results are incorporated from the date that control passes.

All intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated on consolidation.

Business Combinations

The group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquisition and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognised amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognised in the income statement, and its share of post- acquisition movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equal or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount adjacent to ‘share of profit/(loss) of associates in the income statement.

Segmented reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the CEO or equivalent. The directors consider that the Group has only one significant reporting segment being crypto mining which is fully earned by a Canadian and USA subsidiary for the financial year ended 31 December 2023.

Loans and issued debt

Loans and issued debt are recognised initially at fair value, net of transaction costs incurred. Loans and issued debt are subsequently carried at amortised cost; any difference between the proceeds and the redemption value is recognised in the income statement over the period of the borrowings, using the effective interest method. Loans and issued debt are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. Loans and borrowings and issued debt are classified as current liabilities unless the Group has an unconditional right to defer settlement of a liability for at least 12 months after the end of the reporting period.

Intangible assets

Intangible fixed assets comprise of the Group’s website and digital assets that were not mined by the Group and are held by Argo Labs (our internal team) as investments. The Group’s website is recognised at cost and is amortised over its useful life. Amortisation is recorded within administration expenses. Digital assets recorded under IAS 38 have an indefinite useful life initially measured at cost, and subsequently measured at fair value.

Argo’s primary business is focused on cryptocurrency mining. Argo Labs is an in-house innovation arm focused on identifying opportunities within the disruptive and innovative sectors of the broader cryptocurrency ecosystem. Argo Labs uses a portion of Argo’s crypto assets to deploy into various blockchain projects.

Increases in the carrying amount arising on revaluation of digital assets are credited to other comprehensive income and shown as other reserves in shareholders’ equity. Decreases that offset previous increases of the same asset are charged in other comprehensive income and debited against the fair value reserve directly in equity; all other decreases are charged to the income statement.

The fair value of intangible cryptocurrencies on hand at the end of the reporting period is calculated as the quantity of cryptocurrencies on hand multiplied by price quoted on www.coingecko.com, one of the leading crypto websites, as at the reporting date.

Goodwill is initially measured at cost (being the excess of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held of the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the difference is recognised in profit or loss.

Tangible fixed assets

Tangible fixed assets are comprised of right of use assets, office equipment, mining and computer equipment, data centres, leasehold improvements, and electrical equipment.

Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of the right of use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right of use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Office equipment assets are measured at cost, less any accumulated depreciation and impairment losses. Office equipment is depreciated over 3 years on a straight-line basis.

Mining and computer equipment and leasehold improvements: Depreciation is recognised so as to write off the cost or valuation of assets less their residual values over their estimated useful lives. It is 3 to 4 years in the case of mining and computer equipment and 5 years in the case of the leasehold improvements, on a straight-line basis.

Data centres: Depreciation on the data centres is recognised so as to write off the cost or valuation of assets less their residual values over their estimated useful lives of 25 years on a straight-line basis from when they are brought into use. Depreciation is recorded in the Income Statement within general administrative expenses once the asset is brought into use. Any land component is not depreciated.

Electrical equipment: Depreciation is recognised on a straight-line basis to write off the cost less their residual values over their estimated useful lives of 7 years.

Management assesses the useful lives based on historical experience with similar assets as well as anticipation of future events which may impact their useful life.

Assets Held for Resale

An asset is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use, which is when the sale is highly probable, and it is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets. Assets classified as held for sale are measured at the lower of the carrying amount upon classification and the fair value less costs to sell. Assets classified as held for sale and the associated liabilities are presented separately from other assets and liabilities in the Consolidated Balance Sheet. Once assets are classified as held for sale, property, plant and equipment and intangible assets are no longer subject to depreciation or amortisation.

Impairment of non-financial assets

At each reporting period end date, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group and Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Digital assets

Digital assets consist of mined bitcoin, and do not qualify for recognition as cash and cash equivalents or financial assets and have an active market which provides pricing information on an ongoing basis.

The Group has assessed that the most appropriate accounting for its digital assets is IAS 2, Inventories, in characterising its holding of Digital assets as inventory. If assets held by the Group are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price, such assets are accounted for as inventory, and changes in fair value (less costs to sell) are recognised in profit or loss. Digital assets are initially measured at fair value. Subsequently, digital assets are measured at fair value with gains and losses recognised directly in profit or loss.

Digital assets are included in current assets as management intends to dispose of them within 12 months of the end of the reporting period. Digital assets are cryptocurrencies mined by the Group. Cryptocurrencies not mined by the Group are recorded as Intangible Assets (see note 17).

Cash and cash equivalents

Cash and cash equivalents are comprised of cash held at banks with high credit ratings. The Group considers the credit risk on cash and cash equivalents to be limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

Financial instruments

Financial assets: Financial assets are recognised in the Statement of Financial Position when the Group becomes party to the contractual provisions of the instrument. Financial assets are classified into specified categories. The classification depends on the nature and purpose of the financial assets and is determined at the time of recognition. Financial assets are subsequently measured at amortised cost, fair value through OCI, or fair value through profit and loss.

The classification of financial assets at initial recognition that are debt instruments depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortised cost, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Subsequent measurement: For purposes of subsequent measurement, financial assets are classified in four categories:

●
Financial assets at amortised cost

●
Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

●
Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

●
Financial assets at fair value through profit or loss

Equity Instruments: The Group subsequently measures all equity investments at fair value. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established. Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of profit or loss as applicable.

Financial assets at amortised cost (debt instruments): This category is the most relevant to the Group. The Group measures financial assets at amortised cost if both of the following conditions are met:

●
The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

●
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Interest received is recognised as part of finance income in the statement of profit or loss and other comprehensive income. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired. The Group’s financial assets at amortised cost include other receivables and cash and cash equivalents.

Derecognition: A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated Balance sheet) when:

●
The rights to receive cash flows from the asset have expired; or

●
The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of its continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Impairment of financial assets: The Group recognises an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original EIR. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows and usually occurs when past due for more than one year and not subject to enforcement activity.

At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. The Company has an Intercompany loan due from its 100% Canadian subsidiary for which there is no formal agreement including payment date and therefore it cannot be considered to be in breach of an agreement and accordingly the loan is not subject to adjustments and is maintained at its book value in the financial statements.

Financial liabilities: Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade and other payables and loans.

Subsequent measurement: The measurement of financial liabilities depends on their classification, as described below:

Loans and trade and other payables: After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in the statement of profit or loss and other comprehensive income when the liabilities are derecognised, as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit or loss and other comprehensive income. This category generally applies to trade and other payables.

Derecognition: A financial liability is derecognised when the associated obligation is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit or loss or other comprehensive income.

Equity instruments: Equity instruments issued by the group are recorded at the proceeds received, net of transaction costs. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased. The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Taxation

The tax expense or recovery represents the sum of tax currently payable or receivable and deferred tax.

Current tax: The tax currently payable or receivable is based on taxable profit or loss for the year. Taxable profit or loss differs from net profit or loss as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting end date.

Deferred tax: Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred income tax assets are recognised on deductible temporary differences arising from investments in subsidiaries, associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting end date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when the company has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority.

Employee benefits

The costs of short-term employee benefits are recognised as a liability and an expense.

Termination benefits are recognised immediately as an expense when the company is demonstrably committed to terminate the employment of an employee or to provide termination benefits.

The group does not have any pension schemes.

Share-based payments

Equity-settled share-based payments are measured at fair value at the date of grant by reference to the fair value of the equity instruments granted using the Black-Scholes model. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the estimate of shares that will eventually vest. A corresponding adjustment is made to equity.

Cancellations or settlements are treated as an acceleration of vesting and the amount that would have been recognised over the remaining vesting period is recognised immediately.

RSUs (Restricted Stock Units)

Where RSUs are granted to employees, the fair value of the RSUs at grant date is based upon the market price of the shares underlying the awards and is charged to the Statement of Comprehensive Income over the vesting period. The expense charged is adjusted based on actual forfeitures.

Foreign exchange

Transactions in currencies other than US dollars are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting end date, monetary assets and liabilities that are determined in foreign currencies are retranslated at the rates prevailing on the reporting end date - Gains and losses arising on translation are included in the income statement for the period. At each reporting end date, non-monetary assets and liabilities that are determined in foreign currencies are retranslated at the rates prevailing on the opening balance sheet date. Gains and losses arising on translation of subsidiary undertakings are included in other comprehensive income and contained within the foreign currency translation reserve.

Earnings per share

Basic earnings per share is calculated by dividing:

●
the profit attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares;

●
by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

●
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

●
the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares; and

●
the weighted average number of additional ordinary shares that would have been outstanding, assuming the conversion of all dilutive potential ordinary shares.

4.
FINANCIAL RISK FACTORS

The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management programme seeks to minimise potential adverse effects on the Group’s financial performance. Risk management is undertaken by the Board of Directors.

Market Risk

The Group is dependent on the state of the cryptocurrency market, sentiments of crypto assets as a whole, as well as general economic conditions and their effect on exchange rates, interest rates and inflation rates. During the year the Group sold its digital assets held at 31 December 2022 at a loss. The Group now sells its Bitcoin production as it is mined to reduce the impact of Bitcoin prices.

The Group is also subject to market fluctuations in foreign exchange rates. The subsidiary (Argo Innovation Labs Inc.) is based in Canada, and transacts in CAD$, USD$ and GBP. 9377-2556 Quebec Inc. and 9366-5230 Quebec Inc. are based in Canada and transact in CAD. Argo Innovations Facilities (US) Inc., Argo Holdings US Inc. and Argo Operating US LLC are located in the United States of America and transacts in USD. The Group bond is denominated in USD. Cryptocurrency is primarily convertible into fiat through USD currency pairs and through USD denominated stable coins and is the primary method for the Group for conversion into cash. The Group maintains bank accounts in all applicable currency denominations.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonable possible change in GBP and CAD exchange rates, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities.

	Change in GBP rate	Effect on profit before tax
$’000
2023	+/-10%	+/- 74
2022	+/-10%	+/-77

	Change in CAD rate	Effect on profit before tax	Effect on pre- tax equity
		$’000	$’000
2023	+/-10%	+/- 274	-
2022	+/-10%	+/-1,384	+/-3,208

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonable possible change in interest rates on the portion of the loans and borrowings affected. With other variables held constant, the impact on the Group’s profit before tax is affected through the impact on floating rate borrowings, as follows.

	Increase/decrease in basis points	Effect on profit before tax
$’000
2023	+/-180	+/-464
2022	+/-180	+/-665

Credit risk

Credit risk arises from cash and cash equivalents as well as any outstanding receivables. Management does not expect any losses from non-performance of these receivables. The amount of exposure to any individual counter party is subject to a limit, which is assessed by the Board.

The Group considers the credit risk on cash and cash equivalents to be limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

The carrying amount of financial assets recorded in the financial statements represents the Group’s and Company’s maximum exposure to credit risk. The Group and Company do not hold any collateral or other credit enhancements to cover this credit risk.

Liquidity risk

Liquidity risk arises from the Group’s management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due.

Management updates cashflow projections on a regular basis and closely monitors the cryptocurrency market on a daily basis. Accordingly, the Group’s controls over expenditure are carefully managed, in order to maintain its cash reserves. The Treasury committee meets on a weekly basis to make decisions around future cashflows and working capital requirements. Decisions may include considering debt/equity options alongside selling Bitcoin.

The table below analyses the Group’s non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings, based on the remaining period at the Statement of Financial Position to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

The Group complied with all covenants during the year and through to the reporting date.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2023
Loans	14,320	9,830	197	-
Issued debt – bonds	-	-	38,170	-
At December 2022
Loans	11,605	13,643	12,273	-
Lease liabilities	5	5	15	511
Issued debt – bonds	-	-	37,810	-

Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure.

5.
ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

The Group has adopted all recognition, measurement and disclosure requirements of IFRS, including any new and revised standards and Interpretations of IFRS, in effect for annual periods commencing on or after 1 January 2023. The adoption of these standards and amendments did not have any material impact on the financial result or position of the Group.

At the date of authorisation of these financial statements, the following Standards and Interpretation, which have not yet been applied in these financial statements, were in issue but not yet effective:

Standard or Interpretation	Description	Effective date for annual accounting period beginning on or after
IFRS S1	General Requirements for Disclosure of Sustainability-related Financial Information	1 January 2024
IFRS S2	Climate-related Disclosures	1 January 2024
IAS 1 (amendments)	Classification of Liabilities as Current and Non-Current	1 January 2024
IAS 1 (amendments)	Presentation of Non-current Liabilities with Covenants	1 January 2024
IAS 7 and IFRS 7 (amendments)	Disclosures on Supplier Finance Arrangements	1 January 2024

The Group has not early adopted any of the above standards and intends to adopt them when they become effective.

6.
KEY JUDGEMENTS AND ESTIMATES

In the application of the Group’s accounting policies, the directors are required to make judgements, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised where the revision affects only that period, or in the period of the revision and future periods where the revision affects both current and future periods. The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are outlined below.

Valuation of tangible fixed assets – Note 18

The directors considered whether any impairments were required on the value of the property, plant and equipment. In doing so they made use of forecasts of revenues and expenditure prepared by the Group and came to the conclusion that impairment of those assets was required based on current forecasts. Key assumptions include Bitcoin production, hashprice, power prices and discount rate.

Share-based payments – Note 21

The company has issued options and warrants to Directors, consultants and employees which have been valued in accordance with the Black Scholes model. Significant estimation and judgement is required in determining the assumptions under the Black Scholes method. Further details of these estimates are available in note 21.

The company has issued restricted stock units (RSUs) and performance stock units (PSUs) to employees which have been valued based on the share price on the date of the award. The RSUs vest over three years, beginning six months after the award and then every three months thereafter. It is assumed that employees will meet each vesting period and a related expense is recorded each month. If an employee’s employment is terminated prior to a vesting date, the prior expense for that vesting period is reversed. PSUs are amortised over the vesting period based on the mostly outcome of the performance metrics.

Taxation and Contingent liabilities – Notes 13 and 27

The Group is subject to tax liabilities (both income and excise taxes)as assessed by the tax authorities in the jurisdictions in which it operates. The Group has recorded its tax liabilities based on the information which it has available, as described in Note 13.

However, a tax authority could challenge our allocation of income, transfer pricing and eligibility for input tax credits or assert that we are subject to a tax in a jurisdiction where we believe we have not established a taxable connection. If successful, these challenges could increase our expected tax liability in one or more jurisdictions. The Group is also subject to a class action lawsuit as described in Note 28 and no accrual has been made as there is no basis to estimate any liability.

7.
REVENUES

Cryptocurrency mining revenues are recognised at a point in time.

Cryptocurrency management fees are services recognised over time.

Other Income

Argo held 2,441 Bitcoin (fair valued at $80 million as at 31 December 2022) on its Balance Sheet at the beginning of 2022. The Group used up to 1,504 Bitcoins as collateral with Galaxy Digital LP for a short-term payable on demand loan of USD $30 million taken out on December 23, 2022. To protect its Bitcoin holdings used as collateral for the loan and reduce overall exposure, Argo took positions in the markets which resulted in a net hedge gain of $2.1 million for 2022. There were no hedging contracts in 2023.

During the year, Argo generated $7,163,000 in power credits (2022: $nil), with $3.8 million generated in the month of August during a state-wide heat wave.

8.
EXPENSES BY NATURE

	2023	2022
Operating expenses	$’000	$’000
Salary and other employee related costs	6,430	11,887
Restructuring and transaction related costs	4,969	11,862
Insurance	2,128	7,455
Depreciation and amortisation	1,473	8,535
Legal, professional and regulatory fees	1,431	3,925
Indirect taxes	994	4,208
Property tax	919	349
Consulting fees	533	1,024
Repairs and maintenance	455	1,067
Audit fees	341	383
Office general expenses	285	1,039
Public relations and associated activities	255	642
Travel	226	839
Carbon credits	129	-
Bank charges	34	297
Freight, postage and delivery	30	1,625
Capital loss	-	143
Research costs	-	11
Foreign exchange loss	(1,287)	(21,234)
Total operating expenses	19,345	34,057

Finance costs – interest on borrowings and bond	11,556	22,661
Total finance costs	11,556	22,661

9.
AUDITOR’S REMUNERATION

	2023	2022
	$’000	$’000
In relation to statutory audit services	341	383
Total auditor’s remuneration	341	383

10.
EMPLOYEES

The average monthly number of persons (including directors) employed by the group during the period was:

	2023	2022
	Number	Number
Directors and employees	30	82

The aggregate remuneration (including directors) comprised of:

	2023	2022
	$’000	$’000
Wages and salaries	6,017	11,051
Social security costs	250	799
Pension costs	163	37
Share based payments	3,892	6,096
	10,322	17,983

11.
DIRECTOR’S REMUNERATION

	2023	2022
	$’000	$’000
Director’s remuneration for qualifying services	591	1,588
Severance	765	-
Share based payments	916	1,883
Total remuneration for directors and key management	2,272	3,471

Further details of Directors’ remuneration are available in the Remuneration report and note 28.

12.
EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the loss attributable to equity shareholders by the weighted average number of shares in issue.

	2023	2022
Net loss for the period attributable to ordinary equity holders from continuing operations ($’000)	(35,033)	(228,961)
Finance Weighted average number of ordinary shares in issue (‘000)	503,917	473,930
Basic and diluted loss per share for continuing operations (pence)	(0.07)	(0.48)

The diluted loss per Ordinary Share is calculated by adjusting the weighted average number of Ordinary Shares outstanding to consider the impact of options, warrants and other dilutive securities. As the effect of potential dilutive Ordinary Shares in the current year would be anti-dilutive, they are not included in the above calculation of dilutive earnings per Ordinary Share for 2023.

13.
TAXATION

Current tax:	2023 $’000	2022 (Restated) $’000
Current tax recovery on loss for the year	-	(11,731)
Total current tax	-	(11,731)

Deferred tax:	2023 $’000	2022 $’000
Origination and reversal of temporary differences	-	9,840
Total deferred tax liability	-

Total tax credit	-	(446)

No deferred tax has been recognised on the losses brought forward and carried forward on the UK, Canada and US losses given the uncertainty on the generation of future profits.

Income tax expense

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2023	2022
	$’000	$’000
Profit (loss) before taxation	(35,033)	(240,693)
Expected tax charge (recovery) based on a weighted average of 25% (2022 - 25%) (UK, US and Canada)	(8,758)	(60,172)
Effect of expenses not deductible in determining taxable profit	851	32,662
Temporary differences	5,930	8,470
Other tax adjustments	18	254
Origination and reversal of temporary differences	-	(1,023)
Unutilised tax losses carried forward	1,959	8,078
Taxation charge in the financial statements	-	(11,731)

The group has tax losses available to be carried forward and used against trading profits arising in future periods of approximately $136,000,000 (2022 - $87,000,000).

The weighted average applicable tax rate was 25% (2022: 25%).

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, His Majesty’s Revenue & Customs (“HMRC”), the IRS or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

14.
ASSETS AND LIABLITIES HELD FOR SALE

In December 2023, the group signed an offer to purchase 9366-5230 Quebec Inc. In March 2024, a purchase and sale agreement was signed for the sale of 9366-5230 Quebec Inc. (“Mirabel”) for proceeds of $6.1 million. As a result of the sale, the material assets and liabilities of Mirabel were reclassified to be held for sale as at December 31, 2023, as follows:

Non-current Assets	2023 $’000
Tangible Fixed Assets	2,725
Right of use assets	536
Assets held for sale	3,261

Non-current liabilities	2023 $’000
Mortgage Payable	1,532
Lease Liability	558
Liabilities held for sale	2,090

15.
INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Non-current Group	2023 $’000	2022 $’000
At 1 January	414	543
Foreign exchange movement	-	1
Additions	-	300
Fair value through profit or loss	-	(430)
Disposals	(14)	-
At 31 December	400	414

16.
INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	2023	2022
	$’000	$’000
Opening balance	2,863	18,642
Share of loss	(716)	(6,027)
Share of fair value (losses)/gains on intangible assets through other comprehensive income	-	(8,744)
Foreign exchange movement Write off of investment	89 (2,236)	(1,008) -
Closing balance	-	2,863

Nature of investment in associates:

Name of entity	Address of the registered office	% of ownership interest	Nature of relationship	Measurement method
Emergent Entertainment PLC Previously Pluto Digital plc)	Hill Dickinson LLP, 8th Floor The Broadgate Tower, 20 Primrose Street, London, United Kingdom, EC2A 2EW	19.5%	Refer below	Equity

In December 2023, Emergent Entertainment Ltd (“EEL”) announced they have engaged an insolvency advisor to place it in liquidation. On January 10, 2024, EEL appointed liquidators to voluntarily wind up the company. The Group has written off the balance of the investment in 2023.

17.
INTANGIBLE FIXED ASSETS

Group	Goodwill	Digital assets	Website	2023 Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2023	96	5,722	873	6,691
Foreign Exchange Movements	16	334	19	369
Disposals	-	(727)	-	(727)
At 31 December 2023	112	5,329	892	6,333
Amortisation and impairment
At 1 January 2023	-	3,811	780	4,591
Foreign exchange movement	-	88	-	88
Fair value movement	-	654	-	654
Amortisation charged during the period	-	-	112	112
At 31 December 2023	-	4,553	892	5,445

Balance At 31 December 2023	112	776	-	888

Group	Goodwill	Digital assets	Website	2022 Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2022	96	6,394	873	7,364
Foreign Exchange movement	-	(274)	-	(274)
Additions	-	2,084	-	2,084
Disposals	-	(2,482)	-	(2,482)
At 31 December 2022	96	5,722	873	6,691
Amortisation and impairment
At 1 January 2022	-	146	543	689
Foreign exchange movement	-	(1,490)	(31)	(1,521)
Fair value movement	-	5,155	-	5,155
Amortisation charged during the period	-	-	267	267
At 31 December 2022	-	3,811	780	4,588

Balance At 31 December 2022	96	1,913	94	2,103

Digital assets are cryptocurrencies not mined by the Group. The Group held crypto assets during the year, which are recorded at cost on the day of acquisition. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, impairment of the intangible assets and any increase in fair value are recorded in the fair value reserve.

The digital assets held below are held in Argo Labs (a division of the Group) as discussed above. The assets are all held in secure custodian wallets controlled by the Group team and not by individuals within the Argo Labs team. The assets detailed below are all accessible and liquid in nature.

Crypto asset name	Coins / tokens	Fair value $’000
Polkadot – DOT	16,554	135
Ethereum – ETH	4	10
USDC (stable coin – fixed to USD)	31,713	55
Other tokens, NFTs and other digital assets	N/A	576
As at 31 December 2023		776

Crypto asset name	Coins / tokens	Fair value $’000
Token Deals	N/A	931
Ethereum – ETH	518	626
Polkadot – DOT	32,964	142
Other tokens, NFTs and other digital assets	N/A	214
As at 31 December 2022		1,913

18.
TANGIBLE FIXED ASSETS

Group	Mining Machinery	Data Centres	Equipment	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2023	162,839	8,700	5,414	176,953

Foreign Exchange Movement	108	517	569	1,195
Additions	5,203	-	27	5,230
Transfer to Assets held for sale	-	(2,937)	(1,976)	(4,913)
At 31 December 2023	168,150	6,280	4,034	178,464
Depreciation and impairment
At 1 January 2023	(97,481)	(1,924)	(31)	(99,437)
Foreign exchange movement	-	(38)	(43)	(81)
Depreciation charged during the period	(18,656)	(359)	(1,000)	(20,015)
Impairment in asset	(855)	-	-	(855)
Transfer to Assets held for sale	-	784	868	1,652
At 31 December 2023	(116,992)	(1,537)	(206)	(118,736)
Carrying amount
At 1 January 2023	65,358	6,775	5,383	77,516
At 31 December 2023	51,158	4,743	3,828	59,728

Group	Mining Machines	Assets under construction	Data Centres	Equipment	Total
	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2022	70,539	73,924	7,900	5,313	157,676

Foreign exchange movement	3,310	8,787	701	-	12,797
Additions	162,315	-	99	103	162,518
Transfers to another class – cost	-	(82,711)	82,711	-	-
Disposals	(73,325)	-	(82,711)	(2)	(156,038)
At 31 December 2022	162,839	-	8,700	5,414	176,953
Depreciation and impairment
At 1 January 2022	(22,316)	-	(364)	-	(22,680)
Foreign exchange movement	(1,047)	-	(17)	-	(1,064)
Depreciation charged	(19,955)	-	(8,286)	(31)	(28,273)
Impairment in asset	(54,163)	-	(271)	-	(54,434)
Transfer to another class	-	-	7,014	-	7,014
At 30 December 2022	(97,481)	-	(1,924)	(31)	(99,437)
Carrying amount
At 1 January 2022	48,223	73,924	7,536	5,313	134,966
At 31 December 2022	65,358	-	6,775	5,383	77,516

Acquisition of DPN LLC

On 8 March 2022 the Group completed the acquisition of DPN LLC to acquire 160 acres (with option to purchase a further 157 acres) of land in West Texas for the construction of a 200MW mining facility for completion mid-2023.

The acquisition of DPN LLC, effectively comprising the land acquisition in West Texas, has been treated as an asset acquisition in the financial statements. The consideration for the acquisition was an initial price of GBP 3.6m, satisfied by the issue and allotment to the shareholders of DPN LLC of 3,497,817 new ordinary shares in Argo, with up to a further 8.6m of shares payable if certain contractual milestones related to the facility are fulfilled.

The initial issue and allotment of GBP 3.6m has been recognised based on the estimated fair value of assets received at acquisition in line with IFRS 2 Share-based payments. Contingent consideration balance of this business combination has been subsequently measured at fair value with changes recognised in profit and loss in line with IFRS 9. The fair value of assets acquired was assessed in line with independent valuations of the site by CBRE as well as external financial due diligence and financial modelling. Financial models used historical power purchase assumptions for the area and the Company’s internal hash rate and Bitcoin pricing assumptions to help the Company evaluate the financial benefits of developing a Bitcoin mining operation on the land. Work performed by DPN LLC from August 2019, when it purchased the land, to March 2022, when it sold the land to the Company, to prepare for a Bitcoin mining operation added to the value of the land for that purpose.

Consideration at 8 March 2022
$’000
Share based payment	4,355
Contingent consideration to be settled in shares	10,710
Total	15,065
Allocated as follows

$’000
Tangible fixed assets (Asset under construction)	15,065
Total	15,065

Property, Plant and Equipment Impairments and Loss on Sale

The Group has a single line of business, crypto mining. As such, the Group has one cash generating unit (CGU). At each reporting date, the Group assesses whether there is an indication that an asset may be impaired. If an indication exists, the Group estimates an asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset or CGU’s fair value, less costs of disposal and its value in use. When the carrying value of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the fair value of Mining and Computer Equipment, the Group used readily available tera hash pricing ("hashprice") less a 15% discount for used equipment. In assessing value in use, the discounted estimated future cash flows over the useful life of the mining machines using a pre-tax discount rate of 14.09%. As a result of the analysis, an impairment charge of $0.9 million (2022 - $55.8 million) was recorded. A 5% change in the hashprice has a $1.5 million impact on the impairment. A 1% change in the discount rate has a $0.4 million impact on the impairment.

Impairment of Chips
In assessing the fair value of machine components, the Group used readily available chip set prices and management’s estimate of other components in the chip sets to determine the value of chips on hand. As a result of this analysis, an impairment of $(0.1 million) was recorded (2022 - $18 million).

Loss on Sale

During 2022, the Group sold chips for proceeds of $12,404 and recorded a loss on disposal of $23,228.

Mining Machine Swap

In March 2022, the Group entered into an agreement to exchange mining machines and terminate a hosting agreement. With the completion of Helios, the Group no longer required third party hosting services. The agreement provided the hosting provider with ownership of the Group's machines at their facilities in exchange for new mining machines for our Helios facility. The hash rate between the two groups of mining machines was similar. This transaction lacks commercial substance, therefore, IFRS 16 requires the mining machines acquired to be recorded at the book value of the mining machines transferred to the hosting service provider.

19.
TRADE AND OTHER RECEIVABLES

	Group 2023	Group 2022
	$’000	$’000
Trade and other receivables	1,131	-
Prepaids	1,355	-
Mining equipment prepayments	-	5,978
Other taxation and social security	1,349	824
Total trade and other receivables	3,835	6,802
Within other taxation and social security is a provision against GST/QST/VAT receivable of $2,325,000 in relation to ongoing matters in connection with GST Notice 324 released by the Canadian Revenue Authority, and ongoing discussions with HMRC. The Group have included the provision for prudence and upon conclusion of the matter, the Group will adjust this provision accordingly.

20.
DIGITAL ASSETS

The Group mined crypto assets during the period, which are recorded at fair value on the day of acquisition. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, are recorded in profit or loss.

All of the Group’s holding in crypto currencies other than Bitcoin are now classified as intangible assets.

At the period end, the Group held Bitcoin representing a fair value of $385k. The breakdown of which can be seen below:

Group
	2023 $’000	2022 $’000
At 1 January	443	108,956
Foreign Exchange Movement	24	833

Crypto assets purchased and received	-	264
Crypto assets mined	50,558	60,172
Total additions	50,582	61,269
Disposals
Transferred to/from intangible assets		420
Crypto assets sold	(51,378)	(114,646)
Total disposals	(51,378)	(114,226)
Fair value movements
Gain/(loss) on crypto asset sales	738	(55,410)
Movements on crypto assets held at the year end	-	(145)
Total fair value movements	738	(55,555)
At 31 December	385	443

As at 31 December 2023, digital assets comprised of 9 Bitcoin (2022: 25 Bitcoin).

21.
SHARE OPTIONS, RESTRICED STOCK UNITS AND WARRANTS

In 2022, the Remuneration Committee of the Board (“Committee”) approved the 2022 Equity Incentive Plan (“the Plan”). Under the Plan, the Committee, at its discretion, may issue awards, including share awards, stock options, stock appreciation rights (“SARs”), restricted stock units, performance awards and American Depository Shares to any employee of the Group. The exercise price of stock options and the base price of SARs may not be less than the market price of the underlying shares on the date of grant. Stock options and SARs may have an exercise period up to ten years after the grant date.

The following table summarizes share-based compensation expense for the years ended December 31, 2023 and 2022:

	2023	2022
Stock options and warrants	3,332	6,096
Restricted stock units	287	-
Performance stock units	273	-
	3,892	6,096

	Number of options and warrants ‘000	Weighted average exercise price £
At 1 January 2023	18,698	0.78
Granted	659	0.13
Exercised	-	-
Lapsed	(8,329)	0.67
Outstanding at 31 December 2023	11,028	0.83
Exercisable at 31 December 2023	7,904	0.89

	Number of options and warrants ‘000	Weighted average exercise price £
At 1 January 2022	17,689	0.81
Granted	5,220	0.50
Exercised	(1,593)	0.07
Lapsed	(2,618)	0.89
Outstanding at 31 December 2022	18,698	0.78
Exercisable at 31 December 2022	11,345	0.61

The weighted average remaining contractual life of options and warrants as at 31 December 2023 is 83 months (2022

-93 months). If the exercisable shares had been exercised on 31 December 2023 this would have represented 1.5% (2022 – 2.3%) of the enlarged share capital.

At the grant date, the fair value of the options and warrants prior to the listing date was the net asset value and post listing determined using the Black-Scholes option pricing model. Volatility was calculated based on data from comparable listed technology start-up companies, with an appropriate discount applied due to being an unlisted entity at grant date. Risk free interest has been based on UK Government Gilt rates for an equivalent term. The inputs into the Black-Scholes model are as follows:

	2023	2022
Grant date share price £	0.14	0.94 - 1.57
Exercise price £	0.13	0.94 - 1.57
Volatility	187%	91 – 169%
Life	10 years	5 – 10 years
Risk free rate	3.4%	1.6 - 3.6%
Dividend yield	0%	0%
Restricted Stock Units

In 2023, the Committee approved the grant of RSUs to employees. The RSUs vest quarterly beginning the sixth month after the grant date over a three-year period. The weighted average remaining vesting period is the period to the last vesting date.

	2023
	Number of Awards	Weighted Average Grant Date Price £	Weighted Average Remaining Vesting Period (months)
Outstanding at beginning of period	-	-
Granted during the period	12,041,192	0.13
Vested during the period	(3,617,136)	0.13
Forfeited during the period	(1,424,239)	0.13
Outstanding at the end of period	6,999,817	0.12	28

Performance Stock Units (American Depository Shares)

In 2023, the Committee approved the grant of PSUs for the American Depository Shares to the CEO of the Group. The PSUs vest annually over a three-year period. The annual vesting amount may vary from 25% - 100%. The weighted average remaining vesting period assumes the last vesting date is the latest vesting date possible.

	2023
	Number of Awards	Weighted Average Grant Date Price $	Weighted Average Remaining Vesting Period (months)
Outstanding at beginning of the period	-	-
Granted during the period	2,850,000	1.15
Vested during the period	-	-
Forfeited during the period	-	-
Outstanding at the end of the period	2,850,000	1.15	35

22.
ORDINARY SHARES

	As at 31 December 2023	As at 31 December 2022
	$’000	$’000
Ordinary share capital
Issued and fully paid
477,825,166 Ordinary Shares of $0.001 each	634	622
Issued in the period
59,138,305 Ordinary Shares of $0.001 each	78	12
536,963,471 Ordinary Shares of $0.001 each	712	634
Share premium
At beginning of the period	202,103	196,911
Issued in the period	7,676	5,192
Issue costs	-	-
At the end of period	209,779	202,103
See the subsequent events note for additional shares issued after period end.

23. RESERVES

The following describes the nature and purpose of each reserve:

Reserve	Description
Ordinary Shares	Represents the nominal value of equity shares
Share Premium	Amount subscribed for share capital in excess of nominal value
Share based payment reserve	Represents the fair value of options and warrants granted less amounts transferred on exercise, lapse or expiry
Currency translation reserve
Cumulative effects of translation of opening balances on non-monetary assets between subsidiaries functional currencies (Canadian dollars and Uk Sterling) and Group presentational currency (US Dollars).

Fair value reserve	Cumulative net gains on the fair value of intangible assets
Other comprehensive income of equity accounted associates	The other comprehensive income of any associates is recognised in this reserve
Accumulated surplus	Cumulative net gains and losses and other transactions with equity holders not recognised elsewhere.

24.
TRADE AND OTHER PAYABLES

	Group 2023	Group 2022
	$’000	$’000
Trade payables	2,336	3,079
Accruals and other payables	7,153	6,012
Other taxation and social security	1,686	689
Total trade and other creditors	11,175	9,780

The directors consider that the carrying value of trade and other payables is equal to their fair value.

Contingent consideration

In June 2022, the Company issued 8,147,831 Ordinary Shares to settle $5.0 million in contingent consideration. The remaining contingent consideration of $5.0 million was not earned and as a result was reversed into profit or loss.

25.
LOANS AND BORROWINGS

Non-current liabilities	As at 31 December 2023 $’000	As at 31 December 2022 $’000
Issued debt – bond (a)	38,170	37,810
Galaxy loan (b)	9,230	18,475
Mortgage – Quebec facility (c)	797	2,785
Lease liability	-	531
Total	48,197	59,601
Current liabilities
Galaxy loan (b)	13,444	10,169

Mortgage- Quebec facility (c) Other Loans	600 276	1,130 306
Lease liability	-	5
Total	14,320	11,610

(a)
Unsecured Bonds:

In November 2021, the Group issued an unsecured 5-year bond with an interest rate of 8.75%. The bonds mature on 30 November 2026. The bonds may be redeemed for cash in whole or in part at any time at the Group’s option (i) on or after 30 November 2023 and prior to 30 November 2024, at a price equal to 102% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after 30 November 30 and prior to 30 November 2025, at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after November 30, 2025 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption. The Group may redeem the bonds, in whole, but not in part, at any time at its option, at a redemption price equal to 100.5% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events. The bonds are listed on the Nasdaq Global Select Market under the symbol ARBKL.

(b)
Galaxy and related loans

On 23 December 2021 the Group entered into a loan agreement with Galaxy Digital LP for a loan of USD$30 million. The proceeds of the loan were used, in conjunction with funds raised previously, to continue the build-out of the Texas data centre, Helios. The short-term loan was a Bitcoin collateralised loan with an interest rate of 8% per annum. This loan was repaid during 2022 as part of the Galaxy transaction.

In March 2022, the Group entered into loan agreements with NYDIG ABL LLC for loans in the amounts of USD$97 million for the purchase of mining machines and Helios infrastructure, respectively. The loan was repaid during the year as part of the Galaxy transaction.

In May 2022, the Group entered into a loan agreement with Liberty Commercial Finance for a loan of USD$1.2 million ($1.0m) to purchase equipment. The loan is repayable over a period of 36 months with an interest rate of 11.9%. In June 2022, the loan was assigned to North Mill Equipment Finance LLC (“New Mill”). The loan was repaid during the year as part of the Galaxy transaction.

In December 2022, the Group sold Galaxy Power LLC (see note 14) and entered into a loan agreement with Galaxy Digital LLC for USD$35 million. Proceeds were used to pay off the Galaxy Digital LP, New Mill and NYDIG loans and working capital. The Galaxy Digital LLC loan is payable monthly based on an amortization schedule over 32 months with an interest rate of the secured overnight financing rate by the Federal Reserve Bank of New York plus 11%. The loan is secured by the Group’s property, plant and equipment.

(c)
Mortgage – Quebec Facility

The mortgage is secured against the property at Baie-Comeau and is repayable over 36 months at an interest rate of Lender Prime + 0.5%. (7.7% as of 31 December 2023).

26.
FINANCIAL INSTRUMENTS

	Group 2023	Group 2022
	$’000	$’000
Carrying amount of financial assets
Measured at amortised cost
- Mining equipment prepayments	-	5,978
- Trade and other receivables	1,131	-
- Cash and cash equivalents	7,443	20,091
Measured at fair value through profit or loss	400	414
Total carrying amount of financial assets	8,974	26,483
Carrying amount of financial liabilities
Measured at amortised cost
- Trade and other payables	7,501	10,020
- Short term loans	280	11,605
- Long term loans	25,599	25,915
- Issued debt – bonds	38,170	37,810
- Lease liabilities	-	545
Total carrying amount of financial liabilities	71,550	85,895
Fair Value Estimation

Fair value measurements are disclosed according to the following fair value measurement hierarchy:

-
Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)

-
Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices), or indirectly (that is, derived from prices) (Level 2)

-
Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). This is the case for unlisted equity securities.

The following table presents the Group’s assets that are measured at fair value at 31 December 2023 and 31 December 2022.

	Level 1	Level 2	Level 3	Total
Assets	$’000	$’000	$’000	$’000
Financial assets at fair value through profit or loss
- Equity holdings	-	-	400	400
- Digital assets	-	385	-	385
Total at 31 December 2023	-	385	400	785

	Level 1	Level 2	Level 3	Total
Assets	$’000	$’000	$’000	$’000
Financial assets at fair value through profit or loss
- Equity holdings	14	-	400	414
- Digital assets	-	443	-	443
Total at 31 December 2022	329	443	400	857

All financial assets are in listed and unlisted securities and digital assets. There were no transfers between levels during the period.

The Group recognises the fair value of financial assets at fair value through profit or loss relating to unlisted investments at the cost of investment unless:

-
There has been a specific change in the circumstances which, in the Group’s opinion, has permanently impaired the value of the financial asset. The asset will be written down to the impaired value;

-
There has been a significant change in the performance of the investee compared with budgets, plans or milestones;

-
There has been a change in expectation that the investee’s technical product milestones will be achieved or a change in the economic environment in which the investee operates;

-
There has been an equity transaction, subsequent to the Group’s investment, which crystallises a valuation for the financial asset which is different to the valuation at which the Group invested. The asset’s value will be adjusted to reflect this revised valuation; or

-
An independently prepared valuation report exists for the investee within close proximity to the reporting date.

-
The deferred consideration has been fair valued to the year-end date as the amount is to be paid in Argo shares.

27.
COMMITMENTS AND CONTINGENCIES

The Group’s material contractual commitments relate to the hosting services agreement with Galaxy Digital Qualified Opportunity Zone Business LLC, which provides hosting, power and support services at the Helios facility. Whilst management do not envisage terminating agreements in the immediate future, it is impracticable to determine monthly commitments due to large fluctuations in power usage and variations on foreign exchange rates, and as such a commitment over the contract life has not been determined. The agreement is for services with no identifiable assets, therefore, there is no right of use asset associated with the agreement.

As the company disclosed on February 8, 2023, it is currently subject to a class action lawsuit. The case, Murphy vs Argo Blockchain plc et al, was filed in the Eastern District of New York on 26 January 2023. The company refutes all of the allegations and believes that this class action lawsuit is without merit. The company is vigorously defending itself against the action. We are not currently subject to any other material pending legal proceedings or claims.

The Company is also subject to other litigation matters in the ordinary course of business. Subsequent to period end, the Company settled a breach of contract claim for $0.5 million. This was accrued in operating expenses at 31 December 2023.

28.
RELATED PARTY TRANSACTIONS

The compensation paid to related parties in respect of services rendered in 2023 were:

●
$170,554 (2022 - $133,867) to Webslinger Advisors in respect of fees of Matthew Shaw (Non-executive director);

●
$129,752 (2022 - $148,679) in respect of fees for Maria Perrella (Non-executive director);

●
$135,105 (2022 - $130,438) in respect of fees for Raghav Chopra (Non-executive director);

●
$27,659 (2022 - $nil) to Jim MacCallum (CFO) through JMM Consulting Inc.;

●
$166,738 (2022 - $803,112) to Alex Appleton (Previous CFO) through Appleton Business Advisors Limited.

29.
CONTROLLING PARTY

There is no controlling party of the Group.

30.
POST BALANCE SHEET EVENTS

In January 2024, the Company issued 38,064,000 new ordinary shares at a price per share of £0.205 to certain institutional investors for gross proceeds of $9.9 million.

In March 2024, the Group sold its Mirabel Facility for proceeds of $6.1 million. See note 14 for additional details.

VII.
COMPANY STATEMENT OF FINANCIAL POSITION

Note		As at December 2023	As at December 2022	As at January 1 2022
		$’000	$’000	$’000
ASSETS
Non-current assets
Investment at fair value through profit or loss	3	100	100	100
Investments in Associate		-	2,863	18,642
Investments in Subsidiary	4	43,983	65,000	-
Tangible Fixed Assets		739	2,195	-
Total non-current assets		44,822	70,158	18,742
Current assets
Trade and Other Receivables	1	77	-	1,466
Prepaids	1	573	1,080	10,226
Cash and cash equivalents	3	705	139	170
Intercompany	1	28,199	10,336	253,935
Total Current Assets		29,554	11,555	265,797

Total assets		74,376	81,713	284,539
EQUITY AND LIABILITIES
Equity
Share Capital	22	(712)	(634)	(622)
Share Premium	22	(209,779)	(202,103)	(196,911)
Share based payment reserve		(12,166)	(8,528)	(2,531)
Foreign Currency Translation Reserve		29,295	26,935	8,100
Other comprehensive income of equity accounted associates		-	-	(8,744)
Accumulated (surplus)/deficit		161,448	146,547	(24,929)
Total equity		(31,914)	(37,783)	(225,637)
Current liabilities
Trade and other payables	2	(4,042)	(6,120)	(11,710)
Contingent consideration		-	-	(10,899)
Loan		(250)	-	-
Total current liabilities		(4,292)	(6,120)	(22,599)
Non-current liabilities
Issued Debt		(38,170)	(37,809)	(36,303)
Total liabilities		(42,462)	(43,930)	(58,902)

Total equity and liabilities		(74,376)	(81,713)	(284,539)

As permitted by s408 Companies Act 2006, the company has not presented its own profit and loss account and related notes. The company’s total comprehensive loss for the year was $17.3 million (2022: $191.1 million). The Group financial statements were approved by the board of directors on 24 April 2024 and authorised for issue; they are signed on its behalf by:

Thomas Chippas
Chief Executive Officer

24 April 2024

The accounting policies and notes on pages 91 to 94 form part of the financial statements.

Registered number: 11097258

VIII.
COMPANY STATEMENT OF CHANGES IN EQUITY

	Share Capital	Share Premium	Currency Translation Reserve	Share based payment reserve	Accumulated surplus/ (deficit)	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2023	634	202,103	(26,935)	8,528	(146,547)	37,783
Total comprehensive income for the period:
Loss for the period	-	-	-	-	(14,901)	-
Other comprehensive income	-	-	(2,360)	-	-	(2,360)
Total comprehensive income for the period	-	-	(2,360)	-	(14,901)	(17,261)
Transactions with equity owners:
Share capital issued	78	7,676	-	-	-	7,754
Share based payments charge	-	-	-	3,892	-	3,892
Share RSUs vested	-	-	-	(254)	-	(254)
Total transactions with equity owners	78	7,676	-	3,316	-	11,392

Balance at 31 December 2023	712	209,779	(29,295)	12,166	(161,448)	31,914

	Share Capital	Share Premium	Share based payment reserve	Currency Translation Reserve	Other comprehensive income of associate	Accumulated surplus/ (deficit)	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2022	622	196,911	2,531	(8,100)	8,744	24,929	225,637
Total comprehensive income for the period:
Loss for the period	-	-	-	-	-	(171,476)	(171,476)
Other comprehensive income	-	-	-	(18,835)	(8,744)	-	(27,579)
Total comprehensive income for the period	-	-	-	(18,835)	(8,744)	(171,476)	(199,055)
Transactions with equity owners:
Share capital issued	12	5,192	-	-	-	-	5.204
Share based payments charge	-	-	5,997	-	-	-	5,997
Share options/warrants exercised	-	-		-		-	-
Total transactions with equity owners	12	5,192	5,997	-	-	-	11,201

Balance at 31 December 2022	634	202,103	8,528	(26,935)	-	(146,547)	37,783

COMPANY STATEMENT OF CASH FLOWS

		Year ended December 2023	Year ended December 2022
		$’000	$’000
Cash flows from operating activities
Loss before tax		(14,901)	(171,476)
Adjustments for:
Share of loss from associate		716	6,026
Fair value adjustment on contingent consideration		-	(4,995)
Foreign exchange movements		(1,877)	(7,617)
Finance cost Write off of investments Impairment of assets Share based payment expense		4,888 22,764 83 3,874	- - - 6,095
Loss on disposal of investment in subsidiary		-	128,949
Impairment of assets		-	18,702
Working capital changes:
(Increase)/decrease in trade and other receivables		1,803	10,071
Increase/(decrease) in trade and other payables		(2,079)	(4,116)
Net cash generated/used in operating activities		15,271	(18,361)
Investing activities
(Increase)/decrease in loan to subsidiary		(17,863)	18,346
Net cash used in/generated from investing activities		(17,863)	18,346
Financing activities
Loan proceeds Loan repayments Interest paid		811 (561) (4,602)	- - - -
Proceeds from shares issued – net of issue costs		7,518	-
Net cash generated from financing activities		3,166	-

Net (decrease)/increase in cash and cash equivalents		574	(14)
Cash and cash equivalents at beginning of period		139	156
Effect of foreign exchange on cash and cash equivalents Cash and cash equivalents at end of period		(8) 705	(2) 139

Company - net debt reconciliation		Year ended 31 December 2023	Year ended 31 December 2022
		$’000	$’000
Non-current loans and borrowings	2	(38,170)	(37,809)
Cash and cash equivalents		705	139
Total net (debt) / asset		(37,465)	(37,670)

X.
NOTES TO THE FINANCIAL STATEMENTS

Argo Blockchain PLC (“the company”) is a public company, limited by shares, and incorporated in England and Wales. The registered office is Eastcastle House, 27-28 Eastcastle Street, London, W1W 8DH. The company was incorporated on 5 December 2017 as GoSun Blockchain Limited and changed its name to Argo Blockchain Limited on 21 December 2017. Also on 21 December 2017, the company re-registered as a public company, Argo Blockchain plc. Argo Blockchain plc acquired a 100% subsidiary, Argo Innovation Labs Inc. (together “the Group”), incorporated in Canada, on 12 January 2018.

The Company financial statements are required by Companies House and do not include any intercompany eliminations, The Company financial statements and note disclosures should be read in conjunction with the Group statements and notes above.

1.
TRADE AND OTHER RECEIVABLES / INTERCOMPANY

	Company 2023	Company 2022
	$’000	$’000
Trade and other receivables/prepayments	650	1,080
Total trade and other receivables	650	1,080
Within receivables is a provision against VAT receivable of $499,000 in relation to ongoing matters in connection with ongoing discussions with HMRC. The Group have included the provision for prudence and upon conclusion of the matter, the Group will adjust this provision accordingly.

COMPANY - INTERCOMPANY

	Company 2023	Company 2022
	$’000	$’000
Amounts due from group companies, net	28,199	10,336

Funds advanced to group companies were used for operating expenses, settling debt and purchasing tangible and intangible assets. There are no terms of repayment. The amounts due are non-interest bearing. The decrease in 2022 is as a result of the debts from Argo Innovation Facilities (US) which were converted to shares to be issued prior to the sale.

The Company considers the intercompany loan to its subsidiary (Argo US Operating LLC.) to be fully recoverable based on review of projected cash flows and acceptance of regular payments directly to the Company’s creditors.

2.
TRADE AND OTHER PAYABLES

	Company 2023	Company 2022
	$’000	$’000
Trade payables	1,253	2,690
Accruals and other payables	2,781	3,430
Other taxation and social security	9	-
Total trade and other creditors	4,043	6,120

The directors consider that the carrying value of trade and other payables is equal to their fair value.

Contingent consideration

In June 2022, the Company issued 8,147,831 Ordinary Shares to settle $5.0 million in contingent consideration. The remaining contingent consideration of $5.0 million was not earned and as a result was reversed into profit or loss.

3.
FINANCIAL INSTRUMENTS

	Company 2023	Company 2022
	$’000	$’000
Carrying amount of financial assets
Measured at amortised cost
- Trade and other receivables	77	-
- Cash and cash equivalents	705	139
Measured at fair value through profit or loss	100	100
Total carrying amount of financial assets	882	239
Carrying amount of financial liabilities
Measured at amortised cost
- Trade and other payables	3,044	4,431
- Short term loans	250	-
- Long term loans	-	-
- Issued debt – bonds	38,170	37,810
- Lease liabilities	-	-
Total carrying amount of financial liabilities	41,464	42,241

Fair Value Estimation

Fair value measurements are disclosed according to the following fair value measurement hierarchy:

-
Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)

-
Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices), or indirectly (that is, derived from prices) (Level 2)

-
Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). This is the case for unlisted equity securities.

The following table presents the company’s assets that are measured at fair value at 31 December 2023 and 31 December 2022.

	Level 1	Level 2	Level 3	Total
Assets	$’000	$’000	$’000	$’000
Financial assets at fair value through profit or loss
- Equity holdings	-	-	100	100
Total at 31 December 2023	-	-	100	100

	Level 1	Level 2	Level 3	Total
Assets	$’000	$’000	$’000	$’000
Financial assets at fair value through profit or loss
- Equity holdings		-	100	100
Total at 31 December 2022	-	-	100	100

All financial assets are in unlisted securities. There were no transfers between levels during the period.

The Group recognises the fair value of financial assets at fair value through profit or loss relating to unlisted investments at the cost of investment unless:

-
There has been a specific change in the circumstances which, in the Group’s opinion, has permanently impaired the value of the financial asset. The asset will be written down to the impaired value;

-
There has been a significant change in the performance of the investee compared with budgets, plans or milestones;

-
There has been a change in expectation that the investee’s technical product milestones will be achieved or a change in the economic environment in which the investee operates;

-
There has been an equity transaction, subsequent to the Group’s investment, which crystallises a valuation for the financial asset which is different to the valuation at which the Group invested. The asset’s value will be adjusted to reflect this revised valuation; or

-
An independently prepared valuation report exists for the investee within close proximity to the reporting date.

-
The deferred consideration has been fair valued to the year-end date as the amount is to be paid in Argo shares.

4.
INVESTMENT IN SUBSIDIARIES AND LOSS ON SALE OF SUBSIDIARY

Company

Details of the Company’s subsidiaries at 31 December 2023 are as follows:

Name of Undertaking	Country of Incorporation	Ownership Interest (%)	Voting Power Held (%)	Nature of Business
Argo Innovation Labs Inc.	Canada	100%	100%	***
9377-2556 Quebec Inc.	Canada	100%	100%	**
9366-5230 Quebec Inc.	Canada	100%	100%	**
Argo Holdings US Inc.	USA	100%	100%	****
Argo Operating US LLC	USA	100%	100%	*

* The provision of cryptocurrency mining services

** The provision of cryptocurrency mining sites

*** Converted from the provision of cryptocurrency mining services to cost centre in 2023

**** Holding company
Investment in subsidiaries	2023 $’000	2022 $’000

At January 1	65,000	15,067
Impairment	(21,017)	-
Additions	-	65,000
Disposals	-	(15,067)
At 31 December	43,983	65,000
Argo Holdings US Inc. was incorporated on November 22, 2023, with a registered office of 1209 Orange Street, Wilmington, Delaware, USA, 19801. The company contributed shares in Argo Innovation Facilities (US) valued at $65m.

Argo Operations US LLC was formed on November 22, 2022, with a registered office of 1209 Orange Street, Wilmington, Delaware, USA, 19801.

Argo Innovation Facilities (US) Inc was incorporated on 25 February 2022 with a registered address of 2028 East Ben White Blvd. Austin, TX 78740. This entity held the Helios facility and real property in Dickens County, Texas. On 21 December 2023, Argo Innovation Facilities (US) Inc. was converted to Galaxy Power LLC. Galaxy Power LLC was sold on 28 December 2023 pursuant to an equity purchase agreement. The proceeds received for the sale were $65 million against a book value of $120 million resulting in a loss on sale for the Group of $120 million.

The effects of the disposal of Galaxy Power LLC on the cash flows of the Group were:

Group At 28 December 2022
$000
Carrying amounts of assets and liabilities as at the date of disposal:
Cash and bank balances	1,678
Property, plant and equipment	129,736
Trade and other debtors	367
Total assets	131,782
Trade and other creditors	12,077
Total liabilities	12,077
Net assets disposed of	119,705
Cash flows arising from disposal:
Proceeds used to paydown existing debt	56,029
Proceeds used for new loans	8,258
Total Proceeds	64,287
Net assets disposed of (as above)	119,705
Loss on disposal	(55,418)

5.
KEY JUDGEMENTS AND ESTIMATES

Valuation of investments in subsidiaries and amounts due from group companies – Note 19

The Board considered amounts due from group companies and whether any further impairments were required on their carrying value. When considering these amounts, they made use of forecasts of the profitability of the subsidiary and of their revenues and expenditure and concluded that impairment of those assets was necessary based on current forecasts and performance during the first part of 2024.

The forecasts to support this were built using our existing internal models showing positive cash contribution and profitability of the subsidiaries and their future value to the Group as a whole. Both pre and post year end these models continue to show that the contribution to the Group is at least the carrying value of these investments and as such no impairment has been recognised.

6.
EMPLOYEES

The average monthly number of persons (including directors) employed by the company during the period was:

	2023	2022
	Number	Number
Directors and employees	6	10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 April,2024	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer